Exhibit 99.1

Resolutions of the Annual General Meeting of Members

TAINAN, Taiwan – August 13, 2025 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, held its annual general meeting on August 13, 2025, which passed the following resolutions:

1.	Shareholder(s) Adoption of the Company’s 2024 Audited Accounts and Financial Reports
2.	Re-election of Mr. Yan-Kuin Su as an Independent Director of the Company
3.	Shareholder(s) Adoption of the Company’s Amended and Restated 2011 Long-Term Incentive Plan by extending its duration for additional five years to September 6, 2030